Reflect Scientific [letterhead]





  May 10, 2006

  Tia Jenkins
  Senior Assistant Chief Accountant
  Office of Emerging Growth Companies
  United States Securities and Exchange
  Commission
  100 F Street, North East
  Washington, D.C. 20549


  Re:       Reflect Scientific, Inc.
            Form 10KSB
            Filed February 28, 2006
            File No. 000-31377

  Dear Ms. Jenkins:

            In response to your letter under date of May 3, 2006:

  1)   We note from your disclosure on F-16 (Note 6   Preferred Stock)
       that the $700,000 deemed dividend was recorded in additional paid in capital since you did not have sufficient retained earnings. Consistent with the guidance in EITF 98-5 (see footnote 5 to paragraph 8) the discount related to the beneifical conversion feature should be amortized through retained earnings, whether there are sufficient retained earnings or not. Please revise your financial statements and related notes accordingly, or tell us why a revision is not required and cit the literature that supports your accounting treatment.

       Response:

       The Company will revise the presentation of the deemed dividend to increase the additional paid in capital by $700,000 and the retained deficit by $700,000.

  2) We note that you issued 380,000 shares of common stock on May 6, 2005 for services rendered and valued the transaction at $9,056. We also note that the Bulletin Board quotes for your common stock during that period far exceeded the approximately $0.03 per share used in your valuation. Please provide a note that discloses your policy for compensatory issuances of equity to employees and non-employees, and tell us how your accounting treatment is consistent with GAAP (refer to APB 25 and SFAS 123 and 148).

       Response:

       The Company will provide a note that discloses its policy for compensatory issuances of equity to employees and non-employees as follows:

       Non-employees Equity Transactions   The Company accounts for
       equity instruments issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards SFAS No. 123 and the Emerging Issues Task Force (EITF) Issue No. 00-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. SFAS No. 123 states that equity instruments that are issued in exchange for the receipt of goods or services should be measured a the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Under the guidance in EITF 00-18, the measurement date occurs as of the earlier of (a) the date at which a performance commitment is reached or (b) absent a performance commitment, the date at which the performance necessary to earn the equity instrument is complete (that is, the vesting date).

       Employee equity transactions   The Company has adopted, effective
       January 1, 2006, SFAS No. 123 R Share Based Payment. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which and entity obtains employee services in share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award
       ( with limited exceptions).   That cost will be recognized over
       the period during which an employee is required to provide service
       in exchange for the aware   the requisite service period (usually
       the vesting period). SFAS No. 123R requires that the compensation cost relating to share based payment transactions be recognized in the financial statements. The cost will be measured based on the fair value of the equity or liability instruments issued. The Company also notes that Staff Accounting Bulletin 107 has been issued by the SEC staff as additional guidance on the implementation of SFAS No. 123R.

       The Company issued the 380,000 shares of common stock at the value of the services which was more readily determinable than the value of the common stock. The Company did not believe that the bid price and asked prices for our common stock was an appropriate valuation for the following reasons:

       a. Based upon broker/dealer information available to us, there was a $0.10 bid and a $0.10 asked price for our common stock on May 6, 2005, each good for 1,000 shares only;
       b. There had been no trades whatsoever of our shares of common stock for the period from September, 2004, to July 1, 2005, so accordingly, there was not a trading history to review.
       c. The securities issued were "restricted securities" that could not be publicly traded for one year under Rule 144, and these types of securities are usually sold for one-third to one-half of the bid price.
       d. We requested an "inside quote" report on our securities on May 6, 2005, and the OTCBB advised us that one was not available, and that the primary reason for that could have been that there were not at least two market makers in our common stock.

       Because the value of the common stock was not readily determinable, pursuant to the requirements of SFAS No. 123, the Company determined a value for the services rendered by examining the hours put in multiplied by the current hourly rate of the employees or consultants. Accordingly, the fair value of the services rendered was more readily determinable. The pay rates of the employees varied from $10 per hour to $75 per hour and the hours by person varied from 1 to 74 hours. There was a total of 210 hours valued at an average price of $43 per hour. There was also some mileage which was reimbursed at $0.405 per mile.

       This method of determining value seems to be the most logical, given that there were no trades in our common stock for at least six months before these shares were issued and approximately two months after they were issued. In these circumstances, that would hardly be considered to be a "trading market" or something upon which an adequate valuation could be made, especially when any such quotations are good for only 1,000 shares.

       We confirm to you that we are responsible fort the adequacy and the accuracy of the disclosure in our filings with the Securities and Exchange Commission; that Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the particular filing; and that we may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

       If the foregoing meets with your approval, we will amend our 10-KSB Annual Report for December 31, 2005, as indicated in response to SEC staff comment No. 1, on your advise in that respect.

       Thank you.

       Sincerely,

       /s/Kim Boyce
       Kim Boyce, President